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                          October 13, 2023

       Kulwant Sandher
       Chief Financial Officer
       Vision Marine Technologies Inc.
       730 Boulevard du Cur  -Boivin
       Boisbriand, Quebec J7G 2A7, Canada

                                                        Re: Vision Marine
Technologies Inc.
                                                            Registration
Statement on Form F-3
                                                            Filed October 5,
2023
                                                            File No. 333-274882

       Dear Kulwant Sandher:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Gregory
Herbers at 202-551-8028 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Manufacturing
       cc:                                              Rob Condon